MARKET RELEASE

7 December 2015

Progen Pharmaceuticals Limited

SUSPENSION FROM OFFICIAL QUOTATION

The securities of Progen Pharmaceuticals Limited (the "Company") will be suspended from quotation immediately, following receipt of security holder approval concerning a transaction which will result in a significant change to the Company's scale.

The Company's securities will remain suspended until the Company has complied with Chapters 1 and 2 of the Listing Rules in accordance with Listing Rule 11.1.3.

Security Code: PGL

Ivan Tatkovich

ADVISER, LISTINGS COMPLIANCE